Exhibit 99.1

TechFaith Reports Fourth Quarter and Full Year 2014 Financial Results

Beijing, China, March 11, 2015 – China TechFaith Wireless Communication Technology Limited (NASDAQ: CNTF) (“TechFaith” or the “Company”) today announced its unaudited financial results for the fourth quarter and the full year ended December 31, 2014.

For the fourth quarter of 2014, TechFaith reported total net revenues of US$25.9 million compared to US$21.5 million in the third quarter of 2014 and US$31.2 million in the fourth quarter of 2013. The increase in net revenues from the third quarter of 2014 primarily reflected increased revenue from the Company’s ODP business. Gross profit for the fourth quarter of 2014 was US$3.0 million compared to US$1.3 million in the third quarter of 2014 and US$4.0 million in fourth quarter of 2013. Gross margin for the fourth quarter of 2014 was 11.4% compared to 6.0% in the third quarter of 2014 and 12.9% in the fourth quarter of 2013, primarily reflecting changes to our business mix. Operating expenses for the fourth quarter of 2014 were US$9.0 million compared to US$6.2 million for the third quarter of 2014 and US$8.8 million in the fourth quarter of 2013, primarily reflecting the adverse impact of a US$2.9 million impairment charge to acquired intangible assets. Net loss attributed to TechFaith for the fourth quarter of 2014 was US$3.9 million, or US$0.07 per basic and diluted weighted average outstanding ADS, compared to a net loss of US$4.6 million, or US$0.09 per basic and diluted weighted average outstanding ADS, in the third quarter of 2014, and a net loss of US$2.1 million, or US$0.04 per basic and diluted weighted average outstanding ADS, in the fourth quarter of 2013.

For the full year ended December 31, 2014, TechFaith reported total net revenues of US$96.7 million compared to US$119.5 million for the full year ended December 31, 2013, primarily reflecting the impact of a decline in revenue from the Company’s gaming business and its branded phone business. Gross profit for the full year 2014 was US$8.2 million, compared to US$16.8 million for the full year 2013. Gross margin for the full year 2014 was 8.5%, compared to 14.1% for the full year 2013. Operating expenses for the full year 2014 were US$27.2 million compared to US$22.0 million for the full year 2013. Net loss attributed to TechFaith for full year 2014 was US$13.4 million, or US$0.25 per basic and diluted weighted average outstanding ADS, compared to a net loss of US$2.5 million, or US$0.05 per basic and diluted weighted average outstanding ADS, for the full year 2013.

Miss Ouyang Yuping, TechFaith’s Chief Financial Officer, said, “We achieved revenue growth of 20.8% in the fourth quarter of 2014 compared to the third quarter of 2014, along with a healthy improvement in gross margin. We are encouraged that our ongoing operating business ended the year on a positive note given the challenges we experienced in 2014, characterized by high levels of competition in the mobile phone markets we serve, the migration of telecommunications operators globally from 3G to 4G, and the lack of a meaningful contribution from the gaming market. We continue to build our real estate portfolio, in which we have invested a total of approximately US$186.9 million, including US$78.8 million in the fourth quarter of 2014. This is reflected in our balance sheet, as we exited 2014 with a balance of cash and cash equivalents of US$171.0 million compared to US$259.3 million at the end of the third quarter of 2014. As of December 31, 2014, our capital commitments for the construction of property, plant and equipment were approximately US$97.4 million. Our balance sheet continues to give us the ability to pursue these longer-term business initiatives and strategies that are central to our Company’s success, without needing to seek additional funding. We remain focused on these initiatives, which we believe will help drive improved profitability and build value for the Company’s shareholders.”

Mr. Deyou Dong, President and Chief Operating Officer of TechFaith, said, “We continue to focus on designing differentiated products to meet the needs of underserved enterprise users and niche consumer segments. Our design strength was recently recognized when we won the prestigious 2014 China Best Industrial Design Award from Telecommunications Global Net for our ruggedized JNOTE notepad. Our efforts in 2014 have laid the groundwork for 2015, giving us one of our strongest product line-ups in recent memory. While the market environment remains very challenging and difficult to forecast, our focus is on working with existing customers to develop potential opportunities in both China and the markets we serve worldwide. We plan to further expand our product line of ruggedized and tailored models to satisfy the demand we are seeing from both domestic and international clients, while supporting launches actively at international trade shows and other venues.”

Mr. Defu Dong, Chairman and Chief Executive Officer of TechFaith, said, “Our results for 2014 reflect the continued competition and volatility we face in the mobile phone market, but do not reflect our progress in the development of our real estate portfolio. Our focus remains on serving mobile product market areas where we have an advantage and expertise. Our ruggedized mobile product family has expanded from a single mobile phone model into smartphones that boast the latest in health, sports and lifestyle functionality along with a slim-form advantage. Our ability to remain focused and to execute on our core business helped us exit the year with momentum in revenue growth and gross margin. We are now at an important juncture for the Company. I am pleased to report that we have now completed the construction of 16 buildings in Beijing and two in Shenyang. We have established a credible track record by executing projects on schedule and within budget. We are moving ahead with the next phase in developing our real estate portfolio, which is securing tenants for our available spaces, and will update investors as we progress through 2015. We believe our real estate portfolio represents a highly compelling asset and important opportunity for TechFaith, which is not yet reflected in the Company’s valuation.”

First Quarter of 2015 Outlook

TechFaith currently expects its total revenues for the first quarter of 2015 to be in the range of US$22.0 million to US$26.0 million. The forecast represents TechFaith’s current and preliminary view, which is subject to change.

Investor Conference Call / Webcast Details

TechFaith will hold a conference call on Wednesday, March 11, 2015 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Wednesday, March 11, 2015 in Beijing) using the following dial-in numbers: +1-857-244-7557 or +1-877-474-9504. The conference call passcode is 41442327. A live webcast of the conference call will also be available on TechFaith’s website at www.techfaithwireless.com.

A replay of the call will be available approximately 2 hours after the conclusion of the live call by telephone at +1-617-801-6888, with passcode 23749292. A webcast replay will also be available at www.techfaithwireless.com.

About TechFaith

TechFaith (NASDAQ: CNTF) is a leading global mobile solutions provider for the global mobile handsets market (previously called the ODP (Original Developed Product) business)). The Company is a leading developer of ruggedized mobile phones and other devices for differentiated market segments, including the rapidly growing smartphone market targeting wireless mobile phone network operators, end users and sports enthusiasts. For more information, please visit www.techfaithwireless.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “outlook” and similar statements. Among other things, the business outlook and strategic and operational plans of TechFaith and management quotations contain forward-looking statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in TechFaith’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS:
In China: Jay Ji China Techfaith Wireless Communication Technology Limited Tel: 86-10-5822-8866 ir@techfaith.cn	In the U.S.: David Pasquale Global IR Partners Tel: +1 914-337-8801 cntf@globalirpartners.com

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In Thousands of U.S. Dollars, except share and per share/ADS data)

	Three Months Ended September 30	Three Months Ended December 31		Twelve Months Ended December 31
	2014	2014	2013	2014	2013

Revenues:
ODP	$15,188	$22,929	$23,680	$79,820	$79,661
Brand name phone sales	6,117	2,896	5,414	16,188	32,203

Game	161	116	2,112	660	7,643

Total net revenues	$21,466	$25,941	$31,206	$96,668	$119,507

Cost of revenues:
ODP	$13,905	$19,609	$20,493	$72,056	$70,989
Brand name phone sales	6,266	3,367	4,698	16,336	25,374

Game	2	(5)	1,992	61	6,307

Total cost of revenues	$20,173	$22,971	$27,183	$88,453	$102,670

Gross Profit	$1,293	$2,970	$4,023	$8,215	$16,837

Operating expenses:
General and administrative	$1,689	$2,133	$1,660	$7,842	$6,322
Research and development	2,281	1,627	2,222	7,174	8,285
Selling and marketing	2,244	2,323	547	9,265	2,535
Impairment of long-lived assets	—	2,910	3,110	2,910	3,625

Impairment of goodwill	—	—	1,242	—	1,242

Total operating expenses	$6,214	$8,993	$8,781	$27,191	$22,009

Government subsidy income	4	666	84	761	357
Other operating income	640	754	960	2,612	2,121

Loss from operations	$(4,277)	$(4,603)	$(3,714)	$(15,603)	$(2,694)

Interest expenses	(145)	(107)	(78)	(503)	(115)
Interest income	425	382	462	1,684	1,888
Other income	—	—	229	2	246
Change in fair value of put option	(60)	(60)	(30)	(210)	(150)

Loss before income taxes	$(4,057)	$(4,388)	$(3,131)	$(14,630)	$(825)
Income tax (expenses) benefit	(22)	(296)	891	(438)	(2,146)

Net loss	$(4,079)	$(4,684)	$(2,240)	$(15,068)	$(2,971)
Less: net income (loss) attributable to the noncontrolling interest	510	(820)	(176)	(1,637)	(501)

Net loss attributable to TechFaith	$(4,589)	$(3,864)	$(2,064)	$(13,431)	$(2,470)

Net loss attributable to TechFaith per share
Basic	$(0.01)	$(0.01)	$(0.00)	$(0.02)	$(0.00)

Diluted	$(0.01)	$(0.01)	$(0.00)	$(0.02)	$(0.00)

Net loss attribute to TechFaith per ADS
Basic	$(0.09)	$(0.07)	$(0.04)	$(0.25)	$(0.05)

Diluted	$(0.09)	$(0.07)	$(0.04)	$(0.25)	$(0.05)

Net loss	$(4,079)	$(4,684)	$(2,240)	$(15,068)	$(2,971)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustment	3,783	(3,589)	3,908	(8,614)	9,892

Comprehensive (loss) income	(296)	(8,273)	1,668	(23,682)	6,921

Less: Comprehensive income (loss) attributable to noncontrolling interest	887	(1,199)	192	(2,478)	372

Comprehensive (loss) income attributable to TechFaith	$(1,183)	$(7,074)	$1,476	$(21,204)	$6,549

Weighted average shares outstanding
Basic	794,003,193	794,003,193	794,003,193	794,003,193	794,003,193

Diluted	794,003,193	794,003,193	794,003,193	794,003,193	794,003,193

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In Thousands of U.S. Dollars)

	December 31, 2014	September 30, 2014	December 31, 2013

Assets
Current assets:
Cash and cash equivalents	$170,960	$259,294	$265,649

Restricted cash	4,835	2,444	—

Accounts receivable, net of allowances of $599, $896 and $543 as of December 31, 2014, September 30, 2014 and December 31, 2013, respectively	7,148	7,942	17,100

Notes receivable	429	12	58
Inventories, net	10,096	12,537	13,576
Prepaid expenses and other current assets	31,103	18,733	10,436

Property held for sale	3,018	3,051	—

Total current assets	$227,589	$304,013	$306,819

Property, plant and equipment, net	152,592	$99,752	$94,282
Land use rights, net	10,247	10,414	10,729
Acquired intangible assets, net	5,529	7,920	2,798
Deposits for acquisition of property, plant and equipment, and acquisition of land use right	21,639	1,955	—

Total assets	$417,596	$424,054	$414,628

Liabilities and equity
Current liabilities:

Accounts payable (including accounts payable of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil, $nil and $nil as of December 31, 2014, September 30, 2014 and December 31, 2013, respectively)	15,377	19,414	14,247

Notes payable (including notes payable of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil, $nil and $nil as of December 31, 2014, September 30, 2014 and December 31, 2013, respectively)	9,670	—	—

Amount due to related party (including amount due to related party of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil, $nil and $nil as of December 31, 2014, September 30, 2014 and December 31, 2013, respectively)	178	—	—

Short-term loan (including short-term loan of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil, $nil and $nil as of December 31, 2014, September 30, 2014 and December 31, 2013, respectively)	14,734	14,250	15,350

Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $196, $187 and $189 as of December 31, 2014, September 30, 2014 and December 31, 2013, respectively)	24,295	31,534	21,302

Advance from customers (including advance from customers of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil, $nil and $nil as of December 31, 2014, September 30, 2014 and December 31, 2013, respectively)	8,602	9,923	9,525

Deferred revenues (including deferred revenues of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil, $nil and $nil as of December 31, 2014, September 30, 2014 and December 31, 2013, respectively)	9,685	5,890	3,854

Income tax payable (including income tax payable of consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $46, $22 and $22 as of December 31, 2014, September 30, 2014 and December 31, 2013, respectively)	452	183	254

Put option liability (including put option liability of consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil, $nil and $nil as of December 31, 2014, September 30, 2014 and December 31, 2013, respectively)	2,040	1,980	1,830

Total current liabilities	$85,033	$83,174	$66,362

Long-term loan (including long-term loan of consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil, $nil and $nil as of December 31, 2014, September 30, 2014 and December 31, 2013, respectively)	4,319	4,363	290

Total liabilities	$89,352	$87,537	$66,652

Equity

Ordinary shares of par value $0.00002: (50,000,000,000,000 shares authorized; shares issued and outstanding, 794,003,193, 794,003,193 and 794,003,193 as of December 31, 2014, September 30, 2014 and December 31, 2013, respectively)	$16	$16	$16
Additional paid-in capital	144,836	144,836	144,083
Accumulated other comprehensive income	48,068	51,278	55,841
Statutory reserve	23,755	23,730	23,730
Retained earnings	76,953	80,842	90,409

Total Techfaith shareholders’ equity	$293,628	$300,702	$314,079

Noncontrolling interest	$34,616	$35,815	$33,897

Total equity	$328,244	$336,517	$347,976

Total liabilities and equity	$417,596	$424,054	$414,628